May 22, 2025

Madeleine Joy Mateo & Susan Block

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Post-Qualification Amendment

to Offering Statement on Form 1-A

Filed May 5, 2025

File No. 024-11848

Ms. Mateo & Ms. Block:

Please see below for responses to the Division’s letter dated May 19, 2025 regarding the above captioned matter. All questions have been addressed in the Company’s Amended 1-A, filed May 22, 2025 (“APOC”), as further herein detailed.

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

General

1.	We note statements on your website that appear inconsistent with your disclosure or that should be clarified.

Examples include:

●	Compound savings bonds are “[b]acked by US Treasuries and Real Estate.”

●	In this regard, we note your investment allocations chart under the “How it works,” tab on your website. Please revise to reflect your actual investment allocations and/or clarify that this does not reflect current investment allocations, if true.

●	Refer to the statement that there is “[n]o minimum deposit.” Please clarify your bonds are offered in increments of $10.00.

●	Your statement that the bonds are “SEC-regulated.”

●	The bar chart on your landing page says your bonds have a fixed income with a higher return potential than the average CD or savings account. Please clarify, in language accompanying the chart, what the bar chart is meant to represent. For example, you include in the bar chart 4.4% APY Chase. Explain what you are referring and comparing to in that bar chart for the other referenced APYs, or remove the bar chart.

●	The projections graph on your landing page compares “[y]our earnings” with a “[n]ational average,” but it is unclear what the national average you are comparing against represents (e.g., national average of interest earned on bonds, CDs, etc.). Please revise for clarity.

●	Explain what you mean by your reference on your website to “SEC-Qualified.”

●	Please remove the reference to your bonds as “Savings Bonds,” or advise.

Please revise your website prior to qualification for consistency with your offering statement and provide clarification as to the meaning of the above referenced statements on your website, or advise.

The Company has reviewed its website and has implemented updates in response to the Staff’s comments to ensure alignment with the disclosures made in the Offering Statement, reduce potential confusion, and avoid any implication of endorsement or approval of Compound Bonds by the SEC.

Please clear your browser cache prior to visiting the Company’s website to ensure the most recent version is being viewed.

We have potential liability arising out of a possible violation of Section 5 of the Securities Act, page 15

2.	We note your response to our prior comment 2. Please revise to clarify the risk that the offerings of Bonds at 8.5% APY starting in April 2024 were not offered pursuant to Regulation A because you had not updated your offering statement to reflect the change from 7.0% APY to 8.5% APY. In this regard, please also delete the sentence in the fourth paragraph of this risk factor that says “If it is determined that the foregoing increases in interest rates constituted fundamental changes to the Bonds, such that the 8.5% APY Bonds constituted a different security....” Please continue to disclose the amount of bonds that were sold from April 9, 2024 onward that might be subject to a Section 5 violation because they were not offered pursuant to Regulation A.

The Company has deleted the indicated sentence and revised this risk factor as instructed.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC